June 1, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

	Re:	PennTex Midstream Partners, LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-199020)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering of up to 11,250,000 common units representing limited partner interests of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Washington D.C. time, on June 3, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated May 26, 2015, through the date hereof:

Preliminary Prospectus dated May 26, 2015:

Approximately 200 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.
RBC CAPITAL MARKETS, LLC WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Zach Jordan
	Name:	Zach Jordan
	Title:	Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Caroline Bec Cox
	Name:	Caroline Bec Cox
	Title:	Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director

Signature to Acceleration Letter